Filed by GigOptix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endwave Corporation

Commission File: 000-31635

GigOptix, Inc.

Dr. Avi Katz, Chairman and CEO

Roth Capital partners 23rd Annual OC Growth Stock Conference

March 14th, 2011

Dr. Avi Katz

I’m going to tell the story of the development of the corporation. We just announced a couple of weeks ago the acquisition of a company called Endwave. I know you have questions, so I’ve asked John Mikulsky, the CEO of Endwave to be here. If you have any questions pertaining to the merger, come and see both of us after the presentation.

We will be developing together (inaudible) to be the leading provider of semiconductor (inaudible) for high-speed communications, all the way from (inaudible). (inaudible) to be the one key player in the industry that provides all the chips required to build an electro-optic and an electro- RF engine from conversion of high-speed pure content all the way from the server to the end user. Today, with me as you can see from the cartoon here (inaudible). With this cartoon, let me explain that the stream of content (inaudible) all the way from the content generator (inaudible) into the backdoor area and into the home. (inaudible) we focus on the fiber purely because it’s the easy part to focus on one market and be more cost effective.

(inaudible) This is a real market; it’s a growing market. The demand for bandwidth is specifically growing exponentially.(inaudible) In 2010 we’re talking about two to three exabytes per month (inaudible) network, and it’s going to go up to six or seven in five years.

This is driving ever-growing needs for high-speed [dealers] out there who (inaudible) per second to 40 gigabits per second and 200 gigabits per second.

What is happening here, however, the equipment is going to move into new generations. Again, we’re going to quadruple the capacity through moving to 40G, and then we’re going to double this again moving to 100G. So again, equipment demand is now going to grow exponentially, but more linearly. But it’s going to grow to support those needs. Along the way, there will be price adjustments, but the demand is right here in front of us. This revolution is taking place. It’s taking place and it’s growing.

GigOptix is an interesting story. We put (inaudible) about four years ago in an attempt to prove that, people can attempt, but no one else can really bootstrap a company without the need to surrender control to venture capital and early-stage investors. The whole model here (inaudible) How many of you went through this ordeal of having venture capital in the early stages?

The whole deal is that we’re trying to build a company with value to all of us, and we believe that sweat-equity should share in the wealth, should share in the risk, and we bootstrapped the company over the last four year through a series of very-well defined, very well-targeted acquisitions, which I’ll talk to you about in a second. Basically, the overall investment in this company, through small fundraisers, through acquiring capital through the mergers and acquisitions, through returning gross profit of about $15 million into the investment, and altogether, this allowed us to acquire access that, (prior to) GigOptix took in a total of more than $300 million.

The story is very simple here. We’re out there to commence small cap companies that have a hard time surviving on their own because they’re under the critical mass, and we’re putting them together, we’re sharing the G&A, we’re sharing the SG&A, we’re sharing engineering tools, we’re sharing facilities, and we’re actually doing incubation, if you will, of very, very synergistic technologies, mainly RF, microwave, and high-speed mixed signals using the one infrastructure that allows them to be cost-effective.

Through the acquisition of iTerra, which is the first asset we acquired in July 2007, we got hold of the high-speed (inaudible) HBT drivers. We followed three months later with the acquisition of a company in Zurich called Helix, which gave us access to [sequencer](inaudible) technology, both for drivers and receivers to (inaudible) short range, as well allowed us to have those technologies so we could go out and synergize it with the high-speed serial technology from iTerra, and in two years release to the market a very comprehensive portfolio of silicone (inaudible) base amplifiers, TIAs and limited amplifiers that had very good sensitivity. Six months later, we closed a reverse (inaudible) in a company called Lumera, which is a NASDAQ company. Lumera in 2008 was one of the only companies that had developed the technology of polymer-based, essentially a polymer-based technology for modulation of light. We have a couple of guys here from Lightwave Logic, which has been playing in the same arena. What we did with Lumera as part of the reverse merger, we went public, and we went into the OTC by choice. We started to trade on December 8, 2008, at $0.70 per share. Today, the shares are trading at, I think, $3.20 if I recall. Two years later, we just released last week the first-ever polymer-based modulator, at 40 G (inaudible) which is working today and it’s evaluated, as a matter of fact it’s with (inaudible), and it’s evaluating by May all the T-1 customers as a real product, a serious competitors to the (inaudible)-based modulators. We continued our acquisition with the acquisitions of ChipX in November 2009, which gave us (inaudible)-based technology for high speed mixed signals, and eventually, a few weeks ago we announced the merger between Endwave and GigOptix. We hope to close in the next two weeks once the SEC will complete the approval of the process get the (inaudible) approval of Endwave, and simultaneously with the closing of this deal, we hope to move the whole trade into the New York Stock Exchange annex.

GigOptix and Endwave. People are asking, ‘What is synergy?’ I think in a nutshell, I’ll tell you that there’s nothing that can be more synergistic than RF microwave minimum wave technology platform base, which serves engines both through electro-optics in the fiber and through electro-RF in the wireless. Both companies are coming out with a portfolio that will be high speed, all the way from 40G to 100G to 1 terabyte, and high frequency, north of 50 GHz into the (inaudible). Both companies will come with a platform product that will allow a complete stream of high-bandwidth content all the way from the content producer into the end user.

As part of this acquisition, obviously, we are strengthening our marketing position with market customers from both the optical world and the RF world, though, a lot of those customers are common customers, as I will show you in a second. We are strengthening our financial position. Coming out of this merger, we will have a company that, were it operated together in 2010, would have had the pro forma revenue of about $43 million-$44 million, and the balance sheet would be about north of $15 million of cash.

There’s an eye chart here, when you compare an optical transceiver model to a wireless transceiver model, you basically see the same components streaming the electronic information from side to side. It all pertains to components such as high-speed drivers, modulators, hi-fi amplifiers, and transmitter amplifiers, and so forth. The next generation, again, of optical streaming information has to go up to 40G and 100G and beyond which can be supported only by the event of the high-frequency wireless.

Interestingly enough, when you look to what the markets of (inaudible), the landscape customer looks like, in both sides in the optical and in the wireless you see four or five current customers that are basically dominating the market, Nokia-Simmons, Alcatel Lucent, Huawei. And in each one of those organizations both wireless point-to-point in the optical are sitting under the same management, under the transport division if you will. There’s a reason for it because any one of those OEMs that is bidding for business with end users, content providers, such as China Telecom or Bridge Telecom have to provide infrastructure to support the end-to-end information streaming. Hence, they have to provide equipment both for fiber and for wireless.

This an interesting cartoon here. If you look to the streaming of information, again, from the server, through the fiber, to the electric-optic engine, through the fiber and back into the receiving end, or whether you look to information streaming from a server, through an RF engine, into the airways and back to the end user, you see, again, a very similar architecture. In fact, the engineers on both companies are having the same skills, RF, microwave, minimal wave, and the ability to do this merger, the company is emerging as one of the strongest RF microwave houses in the country today.

Interestingly enough, when you look to the portfolio of product in these optics, when we started the company, we started with one product coming as the acquisition of iTerra, which was 10 gigabit per second driver for which were ultra long-call cables, and undersea cables. Those of you familiar with the industry know that the submarine cable is the highest end, highest value in this pyramid, but the lowest volume. As we grew the company, we started to take market share by going down the pyramid adding terrestrial, 1000-kilometer devices all the way to metro devices into the campus devices, into the very short range, pluggables, and active cables. From one device here into hundreds of devices today and probably 150 different products with the merger of Endwaves.

Crown jewels in 2010-2011 is the release the 100G Coherent (inaudible) driver for 100 G systems. As you may know, there are probably three or four competitors in the market today. GigOptix basically owns most of this market based on their price performance characteristics.

As I also said, we have released the optical modulator. The first optical modulator based on thin film polymer layers on silicon. This is a full production partner in (inaudible) on the same line that JDS Uniphase are manufacturing their modulators. We started with two 40G flavors, the DPSK, which is now (inaudible) by major tier-one customers, and 40G DQPSK, which has come to the market. And the road map that we’ve released, we’re talking about having 40G IZDPSK and (inaudible), a Korean] type modulator before the end of the year.

So we are seeing major progress. I think the biggest advantage from this modulator or the biggest add-on over the last couple of years is our ability to synthesize the high temperature stability material that is (inaudible) now with Telcordia, and we’ve announced it a couple of weeks ago. The fact that we actually managed to patent not only the process and the material synthesizing activities, but also the actual interaction with the semiconductor, and with the silicon and silicon dioxide, and the power interfaces.

In addition, we’ve released four and twelve channels of 40G power-line technology through our devices, which are now driving (inaudible) and ethernet. As we keep moving on, as you can see, into 2011 and 2012, we’ll keep increasing our portfolio.

From customer’s point of view, most of our customers, most of our development is focusing on high-speed optical communications, and with that the additional of Endwave wireless communications, there are spillovers. The same devices could be used into high-speed test and measurement equipment, as well as high-speed applications into the mil/aero, military and aerospace industry. You can see basically a good number of customers worldwide, basically on all three continents, we are serving them through our direct sales force and the valuated resale arrangement of this continent.

From an infrastructure point of view, the company’s headquartered in Palo Alto. We have three offices in addition to Palo Alto. We have an office in Bothell, Washington, which is to be the Lumera site. We have an office in Zurich, Switzerland, which used to be the Helix site, and with the closure of the merger with Endwave we’re going to have another design center in Chiang Mai, Thailand. In addition, we have several offices, three of them in the United States, two of them in China, one in Tokyo, one in Europe. The company is completely fabless. We’re designing our devices, we are building the prototypes, and we are outsourcing everything from the semiconductor foundry all the way through the construction, manufacturing and assembly.

From a management point of view, of course the merger with Endwave supporting me on the team would be Curt Sacks who is the current CFO for Endwave and will become the CFO for GigOptix. Julie Tipton who is the current chief operating officer from GigOptix, and Andrea Betti Berutto, who is the current chief technological officer from GigOptix, both of whom will maintain their positions.

From a financial point of view, it is interesting to look into what we have done here. We had started the company in the quarter two of 2007. We grew revenue constantly in a range of about 15-20% quarter-over-quarter. If you look to our 10-K of 2010, which was released about two weeks ago, we have announced a quarter-over-quarter of (inaudible) last year, about $8.3 million of revenue, $1.2 million of EBITDA, and the non-GAAP based EPS of about $0.05. For 2010 altogether, GigOptix came into $27 million of revenue from $16 million of revenue in 2009, $9 million in 2008, and $3 million in 2007. GigOptix unloaded about $2 million of EBITDA last year, being EBITDA-positive all the way from quarter two, being non-GAAP based positive quarter three and quarter four, and (inaudible) here which I’m showing is our EBITDA progression. The adjusted EBITDA you can see is every acquisition we do of a distressed asset, it took us about one quarter to clean it, fix it, integrate it, and turn it to be accretive. As I mentioned, earlier, the last three quarters we’re EBITDA positive. Arnab Chandra, sitting here, is covering the company and for 2011-I think he has a model that he has put out, so if anyone wants to see the model for the 2011, see Arnab.

On the balance sheet the only one thing I think I’d like to emphasize is that despite the bootstrap and not using early-stage investment money, we managed to keep a clean balance sheet. There’s no debt on this balance sheet. We carry a $3 million A/R line at Silicon Valley Bank, and that’s about it. We also have begun to (inaudible). Today, the company comprises of 12 million shares outstanding, 10 million outstanding options, all of them in the money, or most of them in the money, and with the acquisition of Endwave, we are issuing another 9 million shares against (inaudible) of Endwave. So coming out acquisition, the merged company will have about 21 million outstanding shares and about 10 million outstanding options, altogether 31 million shares, and again, $3.20 is the price today.

So what’s nice about GigOptix, if you think about the history of the company and the bootstrap, exactly four years, as of April 7, 2007, the first acquisition of iTerra was a (inaudible) opinion marked at about $1 million and the stock was issued at $0.10. We had 10 million shares. Through the reverse merger with Lumera in December 2008, we had a couple of reverse splits. A share was $0.70 on a total of 5 million shares, so the market gave us $3.5 million, and today with a $3.20 share on 30 million outstanding units, we’re talking about a $100 million valuation; again, a safe harbor.

So we can see a nice progression of the last four years, good return on investment to our investors, and we’re pretty happy with the progress as you can see it. So, in summary, we believe there is a good model here for us to keep growing as a company, developing a powerhouse in microwave and RF technology, and trying to complete and continue to grow our portfolio product to really dominate the position and establish the position as a pure player for high-speed devices. We believe there’s a solid business model that is supported by good financials, by good innovation, and a solid IP portfolio (inaudible) patents, and again, solid execution by our upper management team, actually leading us to where we are today. We would like to thank you and open it to questions, if you have any.

Questioner

(inaudible)

Avi Katz

The question was could I talk about the acquisition pipeline and the strategy. As you can see, if you take a deep dive into what we’ve done over the last four years, you can see there is a common denominator; there is a plan of acquisition. The pipeline is driven first and foremost by innovation. We want to be sure that we have the technology that can be augmented into the concept of one-stop shop and of pure, high-speed, high-frequency devices. We are driven first and foremost, we are all proud to be gig engineers, and we are all proud of the fact that what is driving us is innovation. We are material-agnostic, so we don’t care about the material, whether it’s galley marsonite silicon, silicon (inaudible) polymers—as long as we are serving the application, which is, again, the electro-optic, electro-RF conversion engines to support the high speed information streaming. If you want to think about it, it is analogous basically, to a highway system. You have enough highway, enough lanes, but all the traffic zones jam in front of the tollbooth and we’re trying to open this tollbooth on the internet, if you will.

I think it’s a prudent to believe that we’ll continue the acquisition. We openly announced that we (inaudible) and we are happy to see that with every acquisition, we’ve basically doubled the size of the company and not only doubling on the day of acquisition, but really synergizing on the acquisition to develop a new family of products and probably, I would say, 60% of the revenues of GigOptix today are coming from synergizing new development of products post acquisition.

I think it’s prudent to say that we will continue to look into the microwave and RF domain. We’d like to be sure that we solidify our engineering base. If there’s any parts that are still missing in the electro-optical engine and the electro-RF engine, we’ll fill it in. But we’ll be very open about which (inaudible) new market segments will this come from.

Today, this platform seeds, if you will, four market segments. The first one is electro or the optical communication, which we focused on the first two years to build from that. Then it extended to test and measurements, high speeds information. Then, it extended into mil-aero. Now it’s extending into point-to-point wireless. I think you can envision two or three other market segments that may be of interest us and, by the way, on the acquisition strategy, we’re looking to fuel building blocks, one of which is, obviously, the (inaudible) innovation. The other one is enhancements of channels and customer base. The third one is enhancing financial situation. Fourth, one is enhancing our management team.

So, I think if you take all those parameters and look at what we are trying to achieve you can where the potential target customers or target acquisitions for the next year.

Questioner

With your polymer technology, first of all, how much competition is in that and, then, what does that do for the next few years, strategy-wise, and adjustable market-wise?

Avi Katz

I love it when people try to do polymer, all the way from a start-up like Lumera, or like Lightwave Logic, the folks sitting here in the back, all the way to large corporations like Fujitsu and others. I think that GigOptix proves that GigOptix, as of today is the only company today that demonstrated the product out of the polymer modulator and I think that the first product we came out with is, basically, a hybrid modulator, which, if you look, we demonstrated last week in OFC and if you access the OFC website, you can see the demonstration. That picture is taken by (inaudible) is one of the better releases on the floor.

If you look at the polymer modulator, it’s basically, one-third of the size of the (inaudible) modulator. It’s much lower in bulk assumption. It’s cheaper because it’s silicone-based, and performance otherwise are very similar in terms of (inaudible) and insertion loss, or what have you. Once the polymer modulator undergoes evaluation by the top tier one guys, and is proved to be stable by Telecordia, I think the sky is the limit because in this form-factor, you can think about the integrations in deployment in applications that cannot be perceived today with (inaudible). So if you ask me where the flood gate is going to open, I think it’s prudent to say that we started evaluation with tier one customers a couple of months ago. We need to give them six months to evaluate it and to prove it through Telecordia, at least 1,000 hours. If everything goes smoothly, I think we talked openly about the fact that we begin to see the deployment being considered toward the second part of this year.

Thank you very much

Additional Information About This Transaction

This communication shall not constitute an offer of any securities for sale. In connection with the proposed transaction, GigOptix will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a proxy statement of Endwave and a prospectus of GigOptix. The definitive proxy statement/prospectus will be mailed to stockholders of Endwave. GigOptix and Endwave urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by GigOptix and Endwave with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by GigOptix or Endwave with the SEC relating to the proposed transaction may also be obtained for free by accessing GigOptix’s web site at www.gigoptix.com by clicking on the link for “Investor”, then clicking on the link for “SEC Filings”, or by accessing Endwave’s web site at www.endwave.com and clicking on the “Company” link and then clicking on the link for “SEC Filings” underneath the heading “Investor Relations”.

Participants in the Merger

GigOptix, Endwave and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Endwave stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Endwave stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about GigOptix’s executive officers and directors in GigOptix’s definitive proxy statement filed with the SEC on October 28, 2010. You can find information about Endwave’s executive officers and directors in Endwave’s definitive proxy statement filed with the SEC on June 11, 2010. You can obtain free copies of these documents from the sources indicated above. You may obtain additional information regarding the direct and indirect interests of GigOptix, Endwave and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.